UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Columbia Bancorp
                                (Name of Issuer)


                    Common Stock ($0.01 par value per share)
                         (Title of Class of Securities)


                                    197227101
                                 (CUSIP Number)


                              John A. Scaldara, Jr.
                                The Columbia Bank
                          9171 Baltimore National Pike
                          Ellicott City, Maryland 21042
                                  410-465-4800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 25, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

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                                               Page 1 of 5 Pages

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CUSIP No.:  197227101                                         Page 2 of 5 Pages
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(1)  NAME OF REPORTING PERSON: John M. Bond, Jr.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     |_|
                                                            (b)     |_|
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(3)  SEC USE ONLY


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(4)  SOURCE OF FUNDS*
     OO

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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                   |_|

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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        NUMBER OF                (7)      SOLE VOTING POWER
          SHARES                                   73,434
                            ----------------------------------------------------
       BENEFICIALLY              (8)      SHARED VOTING POWER
         OWNED BY                                  59,674
                            ----------------------------------------------------
           EACH                  (9)      SOLE DISPOSITIVE POWER
        REPORTING                                  73,434
                            ----------------------------------------------------
          PERSON                 (10)     SHARED DISPOSITIVE POWER
           WITH                                    59,674
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       (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                133,108

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       (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                |_|

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       (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.1958%

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       (14)   TYPE OF REPORTING PERSON*

                IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer

     This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Columbia Bancorp, a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9171 Baltimore National Pike, Ellicott City, Maryland 21042.

     Item 2. Identity and Background

     (a)  John M. Bond, Jr. (the "Reporting Person")

     (b) Business address: The Columbia Bank, 9171 Baltimore National Pike, Ellicott City, Maryland 21042

     (c) President, Chief Executive Officer and Treasurer of The Columbia Bank and Columbia Bancorp

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws.

     (f)  United States

     Item 3. Source and Amount of Funds or Other Consideration

     (a)  Personal funds in the amount of $131,807.50.

     (b) Beneficial ownership of 58,300 shares of Common Stock was derived from the right to exercise warrants and stock options.

     (c) Beneficial ownership of 24,107 shares of Common Stock was obtained as a result of being named a co-executor of the estate of John M. Bond, Sr.

     (d) Beneficial ownership of 23,508 shares of Common Stock was derived from Reporting Person's position of co-trustee of the 401-k plan of the Issuer.

     (e) Beneficial ownership of 13,079 shares was obtained from Reporting Person's contributions to (i) Issuer's 401-k plan, and (ii) Reporting Person's individual retirement accounts.

     Item 4. Purpose of Transaction

     The information set forth in the response to Item 3 above is incorporated herein by reference.

     Item 5. Interest in Securities of the Issuer

     The response to Item 3 is incorporated herein by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person was deemed to beneficially own 133,108 shares of Common Stock which constituted approximately 6.1958% of the 2,148,345 shares of Common Stock reported to be outstanding by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

     On May 5, 1997, the Reporting Person purchased 100 shares of Common Stock for $22.25 per share. Such shares were purchased through the Reporting Person's individual retirement account.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in the responses to Items 3 and 4 above is incorporated herein by reference.

     Item 7. Material to be filed as Exhibits

     Not applicable

                  {remainder of page intentionally left blank}

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May __, 1997



                                        JOHN M. BOND, JR.


                                        _______________________________________


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